January 15, 2026

John S. Yu, M.D.
Chief Executive Officer
Kairos Pharma, Ltd.
2355 Westwood Blvd., #139
Los Angeles CA 90064

       Re: Kairos Pharma, Ltd.
           Registration Statement on Form S-3
           Filed January 13, 2026
           File No. 333-292686
Dear John S. Yu M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Megan J. Penick, Esq.